UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                           RAINFOREST CAFE, INC.
        ------------------------------------------------------------
                              (Name of Issuer)


                         Common Stock, no par value
        ------------------------------------------------------------
                      (Title of Class and Securities)


                                75086K 10 4
        ------------------------------------------------------------
                               (CUSIP Number)

                         Steven L. Scheinthal, Esq.
                     Landry's Seafood Restaurants, Inc.
                      1400 Post Oak Blvd., Suite 1010
                            Houston, Texas 77056
                               (713) 850-1010

                              With a copy to:
                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             September 26, 2000
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No.  75086K 10 4
     ------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Landry's Seafood Restaurants, Inc.
          IRS Id. No: 740405386
     ------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     ------------------------------------------------------------------------
     3.   SEC USE ONLY

     ------------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          See Item 3.
     ------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      1,030,800
            SHARES                 ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                               0
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        1,030,800
             WITH                  ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          1,055,193+
     ------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,085,993+
     ------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     ------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.1%+
     ------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO


--------
     + The filing of this Schedule 13D is not, and shall not be construed as, an admission that Landry's or any of its executive officers or directors beneficially owns any of the shares of Rainforest common stock for which it is listed as having shared dispositive power. See Items 5 and 6.



ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, no par value (the "Common Stock"), of Rainforest Cafe, Inc., a Minnesota corporation ("Rainforest"), and the associated preferred share purchase rights issued pursuant to that certain Rights Agreement, dated as of May 23, 2000, by and between Rainforest and Norwest Bank Minnesota, as amended (the "Rights" and, together with the Common Stock, the "Shares"). The address of Rainforest's principal executive offices is 720 South Fifth Street, Hopkins, Minnesota 55343.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's"). Landry's owns and operates seafood restaurants located in 26 states. Its principal business address is 1400 Post Oak Boulevard, Suite 1010, Houston, Texas 77056.

         The name, citizenship, business address, present principal occupation and organization of employment of each of the executive officers and directors of Landry's and the name and business address of any organization in which such employment is conducted, in each case as of the date hereof, are set forth in Schedule 1 attached hereto and incorporated herein by reference.

         During the last five years, Landry's has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Landry's used working capital to purchase the 1,030,800 Shares over which it has sole voting and dispositive power. With respect to the 1,055,193 Shares in respect of which Landry's may be deemed to have shared dispositive power under the Schussler Non-Competition Agreement (as defined in Item 4 below), this Item 3 is not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         On September 26, 2000, Landry's, LSR Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Landry's ("Merger Sub"), and Rainforest entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement contemplates an acquisition of Rainforest by Landry's at a price of $3.25 per share in cash, which will be effected by (i) a tender offer (the "Offer") by Merger Sub for all of the issued and outstanding Shares and (ii) a merger of Merger Sub with and into Rainforest (the "Merger"), with Rainforest continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Landry's. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Landry's or Rainforest or their respective subsidiaries and other than Shares held by shareholders properly exercising dissenters' rights) will be converted into the right to receive $3.25 per share in cash or any greater per share price paid in the tender offer in cash, without interest (the "Offer Price"). Landry's currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

         Pursuant to the terms of the Merger Agreement, Landry's and Merger Sub have agreed to vote, or cause to be voted, all Shares owned by them in favor of the adoption of the Merger Agreement and approval of the Merger.

         The Merger Agreement provides that immediately upon the purchase of Shares under the Offer by Merger Sub, Merger Sub will be entitled to designate such number of directors to the Board of Directors of Rainforest (the "Rainforest Board"), as will give Merger Sub representation proportionate to its ownership interest of the Shares.

         Based upon information presently available to Landry's, Landry's may close up to 20 Rainforest Cafe restaurants if presently projected performance of such restaurants does not improve. Landry's will continue to evaluate the business and operations of Rainforest during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Landry's intends to seek additional information about Rainforest during this period. Thereafter, Landry's intends to evaluate such information as part of a comprehensive review of Rainforest's business, operations, capitalization and management with a view to optimizing development of Rainforest's potential in conjunction with Landry's business.

         Additionally, the Merger Agreement provides that from the date of the Merger Agreement to the effective time of the Merger, without the prior written approval of Landry's, Rainforest will not repatriate funds, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock.

         Landry's intends to initiate the termination of the registration of the Shares under the Securities Exchange Act of 1934 (the "Exchange Act") no later than promptly following consummation of the Merger. At such time, the Shares will no longer be quoted on the Nasdaq National Market and there will be no public market for the Shares.

         In connection with the Merger Agreement, Landry's entered into an Employee Termination, Consulting and Non-Competition Agreement dated as of September 26, 2000 with Steven Schussler (the "Schussler Non-Competition Agreement").

         As of the date of the Schussler Non-Competition Agreement, Landry's has been informed by Rainforest that Mr. Schussler held 943,693 Shares and held options (including options that will vest within sixty days) to acquire an additional 111,500 Shares (which collectively represent approximately 4.6% of the outstanding Shares). Landry's has been informed by Rainforest that as of September 26, 2000, 22,812,470 Shares were outstanding.

         Pursuant to the Schussler Non-Competition Agreement, Mr. Schussler agreed, among other things, to tender (or cause the record owner of all Shares beneficially owned by him to tender) into the Offer all Shares beneficially owned by him not later than October 20, 2000, subject to certain limited withdrawal rights set forth in the Schussler Non-Competition Agreement. Mr. Schussler has authorized Rainforest to tender on his behalf certain of his Shares which are subject to a pledge agreement.

         The discussion in this Schedule 13D of the Merger Agreement and the Schussler Non-Competition Agreement and the principal terms thereof is subject to, and qualified in its entirety by reference to, the Merger Agreement and the Schussler Non-Competition Agreement which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

         No reporting person has any present plans or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions set forth herein.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         a.- b. Landry's has been informed by Rainforest that as of September 26, 2000, 22,812,470 Shares were outstanding. As of the date hereof, Landry's beneficially owns 1,030,800 Shares or approximately 4.5% of the outstanding Shares, and has sole voting and dispositive power with respect to such Shares.

                    As of the date hereof, and as a result of the execution of the Schussler Non-Competition Agreement, Landry's may be deemed to have shared dispositive power with respect to the Shares subject to the Schussler Non-Competition Agreement and, accordingly, may be deemed to beneficially own an additional 1,055,193 Shares, or approximately an additional 4.6% of the outstanding Shares. However, the filing of this
                    Schedule 13D is not, and shall not be construed as, an admission that Landry's or any of its executive officers or directors beneficially owns any of the Shares subject to the Schussler Non-Competition Agreement. The Item 2 information with respect to Mr. Schussler is attached hereto as Schedule 2 and such Schedule 2 is hereby incorporated by reference.

                    Except as set forth above, neither Landry's nor, to the best of Landry's knowledge, any of the individuals named in Schedule 1 hereto beneficially owns any Shares.

         c. The Item 5(c) information with respect to transactions in Shares during the past 60 days by Landry's is attached hereto as Schedule 3 and such Schedule 3 is hereby incorporated by reference. Except as set forth on Schedule 3 hereto, neither Landry's nor, to the best knowledge of Landry's, any of the persons identified on Schedule 1 hereto has effected any transaction in Shares during the past 60 days.

         d.         Not applicable.

         e.         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         The response to Item 4 above is incorporated by reference in response to this Item 6.

         In connection with the Merger Agreement, Landry's entered into:
(i) an Employee Termination, Consulting and Non-Competition Agreement, dated as of September 26, 2000 with Ercument Ucan; (ii) an Employee Termination, Consulting and Non-Competition Agreement, dated as of September 26, 2000 with Lyle Berman; (iii) an Amended and Restated Change of Control Agreement, dated as of September 26, 2000, with Rainforest and Stephen Cohen; and (iv) a Severance Agreement, dated as of September 26, 2000, with Rainforest and Robert Hahn (the agreements referred to in clauses (i)-(iv), collectively, the "Executive Severance Agreements").

         Pursuant to each of the Executive Severance Agreements and the Schussler Non-Competition Agreement, each vested option held by Messrs. Berman, Schussler, Ucan, Hahn and Cohen at the effective time of the Merger which has an exercise price less than the Offer Price will be cancelled in consideration for payment in cash of a sum equivalent to the product obtained by multiplying (x) the excess (if any) of the Offer Price over the per Share exercise price of such option and (y) the number of Shares covered by such option. As part of their respective agreements, Messrs. Cohen and Hahn have agreed not to exercise any options to acquire Shares. Each of Messrs. Berman, Schussler, Ucan, Cohen and Hahn has further agreed to relinquish as of the effective time of the Merger any options to acquire Shares with an exercise price equal to or greater than the Offer Price.

         In connection with the Merger Agreement, Landry's will also offer to enter into one of four forms of agreements with Rainforest and approximately 120 employees of Rainforest (the "General Employee Agreements"). Pursuant to the General Employee Agreements, the employees who choose to enter into these agreements would agree not to exercise any options to acquire Shares. Instead, each vested option held by such employees at the effective time of the Merger which has an exercise price less than the Offer Price shall be cancelled in consideration for payment in cash of a sum equivalent to the product obtained by multiplying (x) the excess (if any) of the Offer Price over the per Share exercise price of such option and (y) the number of Shares covered by such option. These employees will also have agreed to waive and forever relinquish all options to acquire any Shares with an exercise price equal to or greater than the Offer Price.

         For a description of the other terms of the Schussler Non-Competition Agreement, the Executive Severance Agreements and the General Employee Agreements, please see "The Merger Agreement; Other Arrangements--Agreements with Executive Officers of Rainforest Agreements " and "--Agreements with other Employees of Rainforest" contained in the Offer to Purchase, dated September 29, 2000, which has been filed as an exhibit to this Schedule 13D. Such sections of the Offer to Purchase are hereby incorporated into this Schedule 13D by reference.

         Except as provided in the Merger Agreement, the Schussler Non-Competition Agreement, the Executive Severance Agreements, the General Employee Agreements, and as set forth in this Schedule 13D, neither Landry's nor, to the best of Landry's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of Rainforest, including, but not limited to, the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         The Merger Agreement, the Schussler Non-Competition Agreement and each of the Executive Severance Agreements are filed as exhibits to this
Schedule 13D and are incorporated herein by reference in response to this
Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2.01 Agreement and Plan of Merger, dated as of September 26, 2000, by and among Landry's Seafood Restaurants, Inc., LSR Acquisition Corp. and Rainforest Cafe, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

Exhibit 10.01 Employee Termination, Consulting and Non-Competition Agreement, dated as of September 26, 2000, by and between Landry's Seafood Restaurants, Inc. and Steven W. Schussler (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

Exhibit 10.02 Employee Termination, Consulting and Non-Competition Agreement, dated as of September 26, 2000, by and between Landry's and Ercument Ucan (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

Exhibit 10.03 Employee Termination, Consulting and Non-Competition Agreement, dated as of September 26, 2000, by and between Landry's and Lyle Berman (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

Exhibit 10.04 Amended and Restated Change of Control Agreement, dated as of September 26, 2000, by and among Landry's, Rainforest and Stephen Cohen (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

Exhibit 10.05 Severance Agreement, dated as of September 26, 2000, by and among Landry's, Rainforest and Robert Hahn
                   (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

Exhibit 99.01 Offer to Purchase dated September 29, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 5, 2000              LANDRY'S SEAFOOD RESTAURANTS, INC.


                                     By: /s/ Steven L. Scheinthal
                                         -----------------------------
                                         Name:  Steven L. Scheinthal
                                         Title: Vice President, General
                                                Counsel and Secretary




                                                                 SCHEDULE 1

         The name, business address, principal occupation and organization of employment of the executive officers and directors of Landry's Seafood Restaurants, Inc. ("Landry's") are as follows (citizenship is of the United States of America, unless otherwise indicated):



Name                      Position at         Business Address           Principal Occupation and
                          Landry's                                       Organization of Employment

Tilman J. Fertitta        Chairman of the     Landry's Seafood           President and Chief
                          Board,              Restaurants, Inc.          Executive Officer of
                          President and       1400 Post Oak Blvd.,       Landry's
                          Chief Executive     Suite 1010
                          Officer             Houston, Texas  77056

Steven L. Scheinthal      Director, Vice      Landry's Seafood           Vice President of
                          President of        Restaurants, Inc.          Administration, General
                          Administration,     1400 Post Oak Blvd.,       Counsel and Secretary of
                          General Counsel     Suite 1010                 Landry's
                          and Secretary       Houston, Texas  77056

Paul S. West              Director, Vice      Landry's Seafood           Vice President of Finance
                          President of        Restaurants, Inc.          and Chief Financial Officer
                          Finance and         1400 Post Oak Blvd.,       of Landry's
                          Chief Financial     Suite 1010
                          Officer             Houston, Texas  77056

James E. Masucci          Director            Landry's Seafood           Private business
                                              Restaurants, Inc.
                                              1400 Post Oak Blvd.,
                                              Suite 1010
                                              Houston, Texas  77056

Joe Max Taylor            Director            Landry's Seafood           Chief law enforcement
                                              Restaurants, Inc.          administrator for Galveston
                                              1400 Post Oak Blvd.,       County, Texas
                                              Suite 1010
                                              Houston, Texas  77056

Richard E. Ervin          Vice President      Landry's Seafood           Vice President of
                          of Restaurant       Restaurants, Inc.          Operations of Landry's
                          Operations          1400 Post Oak Blvd.,
                                              Suite 1010
                                              Houston, Texas  77056


         During the last five years, to the best of Landry's knowledge, none of the forementioned executive officers or directors of Landry's has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                                                                 SCHEDULE 2


         The name, business address, principal occupation and organization of employment of Mr. Schussler is as follows (to the best of Landry's knowledge, Mr. Schussler's citizenship is of the United States of America):


Name                               Position at         Business Address              Principal Occupation and
                                   Rainforest                                        Organization of Employment

Steven W. Schussler                Senior Vice         Rainforest Cafe, Inc.         Senior Vice President -
                                   President -         720 South Fifth Street        Development of Rainforest
                                   Development         Hopkins, MN  55343


         During the last five years, to the best of Landry's knowledge, Mr. Schussler has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                                                                 SCHEDULE 3



                     TRANSACTIONS CONCERNING SHARES OF
               RAINFOREST COMMON STOCK - MOST RECENT 60 DAYS

         The following table sets forth transactions in shares of Rainforest common stock during the past 60 days by Landry's. All transactions listed below involved open-market purchases of Rainforest common stock.


   TRADE DATE             SHARES             PRICE               COST
   ----------             ------             -----               ----

    08/08/00              47,000            $2.1875             $102,812.50
    08/08/00               2,600            $2.1947              $57,006.25
    08/04/00               6,800            $2.2142              $15,056.25
    08/03/00              45,000            $2.1875              $98,437.50
    08/02/00               3,000            $2.2500               $6,750.00
    07/31/00               1,800            $2.2500               $4,050.00
    07/28/00               3,600            $2.4010               $8,643.75
    07/27/00               5,000            $2.4375              $12,187.50
    07/26/00               3,000            $2.5000               $7,500.00
    07/21/00              11,000            $3.0161              $33,678.11
    07/20/00              13,000            $3.0625              $39,812.50
    07/19/00              52,000            $3.0625             $159,250.00
    07/18/00               6,000            $3.0625              $18,375.00
    07/17/00              22,600            $3.0625              $69,212.50
    07/14/00              61,000            $3.0625             $186,821.50



                             INDEX TO EXHIBITS

EXHIBIT                    EXHIBIT
NUMBER


2.01 Agreement and Plan of Merger, dated as of September 26, 2000, by and among Landry's Seafood Restaurants, Inc., LSR Acquisition Corp. and Rainforest Cafe, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

10.01 Employee Termination, Consulting and Non-Competition Agreement, dated as of September 26, 2000, by and between Landry's Seafood Restaurants, Inc. and Steven Schussler (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

10.02 Employee Termination, Consulting and Non-Competition Agreement, dated as of September 26, 2000, by and between Landry's and Ercument Ucan (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

10.03 Employee Termination, Consulting and Non-Competition Agreement, dated as of September 26, 2000, by and between Landry's and Lyle Berman (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

10.04 Amended and Restated Change of Control Agreement, dated as of September 26, 2000, by and among Landry's, Rainforest and Stephen Cohen (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

10.05 Severance Agreement, dated as of September 26, 2000, by and among Landry's, Rainforest and Robert Hahn
                  (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)

99.01 Offer to Purchase dated September 29, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Landry's with the SEC on September 29, 2000)